Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6623)

(NYSE Stock Ticker: LU)

GRANT OF PERFORMANCE SHARE UNITS

This announcement is made pursuant to Rules 17.06A, 17.06B and 17.06C of the Listing Rules.

The Board announces that on June 1, 2023, the Company granted 32,000 PSUs (in ADS) in accordance with the terms of the 2019 Performance Share Unit Plan, subject to acceptance and the satisfaction of performance targets.

DETAILS OF THE PSUS GRANTED UNDER THE 2019 PERFORMANCE SHARE UNIT PLAN

Grant Date:	June 1, 2023

Number of PSUs granted (in ADSs):	32,000 PSUs

Each of these PSUs represents the right to receive two ADSs on the date it vests.

Number of Grantees:	Two employees of the Group

Consideration for the PSU Grants:	Nil

Purchase price of the PSU:	Nil

Closing price of the Shares on the Stock Exchange on the Grant Date:	HK$21.1 per Share

Closing price of the ADS on the NYSE on the trading day immediately before the Grant Date:	US$1.28 per ADS

Unlocking period:	Subject to the performance targets, the PSUs granted to the Grantees shall become unlocked in equal tranches at each anniversary of the Grant Date within four years from the Grant Date:

• 25% shall become unlocked on June 1, 2024;

• 25% shall become unlocked on June 1, 2025;

• 25% shall become unlocked on June 1, 2026; and

• 25% shall become unlocked on June 1, 2027.

All unlocked PSUs will become vestable from an initial date of vesting to the end of the ten years from the Grant Date. The Board shall determine the specific initial date of vesting, which shall be a date no later than eight years after the Grant Date.

Performance targets:	The unlocking of the PSUs granted is subject to performance targets. In determining the number of PSUs granted to be unlocked in each applicable year, the Board shall take into account (i) the operating results of the Company, (ii) the performance of the Share price and (iii) the individual performance of each Grantee in the most recent annual appraisal and the ranking of the performance of such Grantee. Any Grantee whose performance is among the bottom 10% in the most recent annual appraisal shall be disqualified from unlocking the PSUs granted for the applicable year, and the unlockable PSUs for such year shall be forfeited without any compensation from the Company.

Clawback mechanism:	Unless otherwise specified by the 2019 Performance Share Unit Plan, in the event of any Grantee’s termination or expiration of his/her employment or contractual engagement with the Group for any reason, all of the PSUs which are granted to such Grantee and unlocked shall be vested with ninety (90) vesting days as determined by the Company, or otherwise surrendered to the Company without any compensation.

In the event of any Grantee’s misconduct during the employment, the Company or any other authority designated by the Board may dispose of the awards granted to such Grantee on a case-by-case basis, including but not limited to: (i) the Company or any other authority designated by the Board may, without any compensation, cancel all or part of the PSUs which are granted to such Grantee but not yet vested, regardless of whether such PSUs have been unlocked or not; and (ii) if the PSUs granted have been vested, the Company or any other authority designated by the Board may at any time, but is not obligated to, repurchase all or part of the ADSs or Shares or related rights issued to such Grantee upon the vesting of the PSUs at the fair market value of the ADSs or Shares (as determined by the Board).

Upon the occurrence of a competition event (namely, a Grantee (i) becomes a shareholder, director, officer, employee, consultant or partner of any competitor of the Company or Related Entities; or (ii) engages in any act that may advantage the competitor): (i) if, during his or her employment or within three years after the termination of such employment, any Grantee engages in any competing activity without the written consent of the Company or the relevant Related Entity, all the PSUs (whether unlocked or not) held by such Grantee shall be canceled without any compensation; and (ii) if the PSUs granted have been vested, the Company or any other authority designated by the Board may at any time, but is not obligated to, repurchase all or part of the ADSs or Shares or related rights issued to such Grantee upon the vesting of the PSUs at the fair market value of the ADSs or Shares (as determined by the Board).

To the best knowledge of the Directors, for the PSU Grants, as at the date of this announcement, (i) none of the Grantees is a Director, chief executive or substantial shareholder of the Company, nor an associate of any of them; (ii) none of the Grantees is a participant with options and awards of the Company granted and to be granted exceeding the 1% individual limit under the Listing Rules; (iii) none of the Grantee is a service provider or a related entity participant as defined under the Listing Rules; and (iv) no financial assistance was provided by the Group to the Grantees for the purposes of the PSU Grants. None of the PSU Grants will be subject to approval by the Shareholders.

REASONS FOR AND BENEFITS OF THE PSU GRANTS

The PSU Grants are to (i) encourage and enable the employees of the Group to share the success of the Company, (ii) foster a closer relationship between these employees and the Group with aligned interests, thereby incentivizing their efforts and contribution to the Group’s continued success and strengthening their sense of belonging, (iii) promote long-term sustainable development of the Group, and (iv) maximize the value for the Shareholders and achieve win-win situation among the Shareholders, the Company and the employees of the Group.

SHARES AVAILABLE FOR FUTURE GRANT UNDER THE SHARE INCENTIVE PLANS

The total number of Shares which may be issued upon the vesting or exercise of all PSUs and options that may be granted pursuant to the 2019 Performance Share Unit Plan and any other share incentive scheme(s) of the Company in aggregate is 45,644,803 Shares. As of the date of this announcement (after taking into account of the PSU Grants), 23,682,710 Shares (equivalent to 47,365,420 ADSs) are available for future grant under the aforementioned scheme mandate limit and, in respect of the 2019 Performance Share Unit Plan, 11,972,456 Shares (equivalent to 23,944,912 ADSs) are available for future grant under the 2019 Performance Share Unit Plan.

The total number of Shares which may be issued pursuant to awards to be granted to the service provider participants under the 2019 Performance Share Unit Plan and any other share incentive scheme(s) of the Company in aggregate is 15,000,000 Shares. As of the date of this announcement (after taking into account of the PSU Grants), 11,635,844 Shares (equivalent to 23,271,688 ADSs) are available for future grant under the aforementioned service provider sublimit and, in respect of the 2019 Performance Share Unit Plan, 2,134,999 Shares (equivalent to 4,269,998 ADSs) are available for future grant to the service provider participants under the 2019 Performance Share Unit Plan.

DEFINITIONS

“ADS(s)”	American Depositary Shares, every two representing one Share

“associates”	has the same meaning ascribed to it under the Listing Rules

“Board”	the board of Directors

“Company”	Lufax Holding Ltd ( 陸金所控股有限公司 ), a company with limited liability incorporated in the Cayman Islands on December 2, 2014, and listed on the New York Stock Exchange on October 30, 2020 (NYSE Stock Ticker: LU) and on the Stock Exchange on April 14, 2023 (Stock Code: 6623)

“connected person”	has the same meaning ascribed to it under the Listing Rules

“Directors”	the directors of the Company

“Grant Date”	June 1, 2023

“Grantee(s)”	two employees of the Group who were granted PSUs in accordance with 2019 Performance Share Unit Plan on the Grant Date

“Group”	the Company, its subsidiaries and consolidated affiliated entities

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“NYSE”	the New York Stock Exchange

“PSU” or “PSUs”	a performance share unit, being a contingent right to receive two ADSs awarded under the 2019 Performance Share Unit Plan

“PSU Grants”	the grant of 32,000 PSUs (in ADS) to two Grantees in accordance with the 2019 Performance Share Unit Plan

“Related Entities”	any entity directly or indirectly controlling or controlled by the Company through voting or contractual arrangement, or directly or indirectly under common control with the Company

“Shareholder(s)”	holder(s) of Shares in the Company

“Shares”	the ordinary shares of the Company with a par value US$0.00001 per share

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“substantial shareholder”	has the meaning ascribed to it by the Listing Rules

“US$”	United States dollars, the lawful currency of the United States of America

“2019 Performance Share Unit Plan”	the 2019 performance share unit plan of the Company, adopted in September 2019 and amended and restated in April 2023

By order of the Board Lufax Holding Ltd Yong Suk CHO Chairman of the Board and Chief Executive Officer

Hong Kong, June 1, 2023

As of the date of this announcement, the board of directors of the Company comprises Mr. Yong Suk Cho, Mr. Gregory Dean Gibb as the executive directors, Mr. Guangheng Ji, Ms. Xin Fu and Mr. Yuqiang Huang as the non-executive directors and, Mr. Rusheng Yang, Mr. Weidong Li, Mr. Xudong Zhang and Mr. David Xianglin Li as the independent non-executive directors.